November 14, 2016

VIA EDGAR

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Branch Chief Office of Electronics and Machinery

Re:	CB Scientific Inc.
Offering Statement on Form 1-A
Filed October 4, 2016
File No. 024-10616

Dear Mr. Mancuso:

We have amended our offering statement on Form 1-A/A (third amendment), originally dated October 4, 2016, via EDGAR on November 14, 2016 per your comments dated November 14, 2016.

Please see below the summary of all the changes made in the amendment on Form 1-A/A.

1. Please reconcile the information in exhibit 1A-17 with:

 your state of incorporation that you disclose in Parts I and II of your offering statement, and

A-	Exhibit 1A-17 has been corrected reflecting the proper domicile.

 the two series of preferred stock mentioned in exhibit 1A-2A.

A-	Discrepancy is corrected in the third amended filing. Also Exhibit 1A-17 includes both Series A and B Preferred CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS.

Hence, on behalf of CB Scientific, Inc. (the “Company”), I respectfully request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified by 2:00 P.M. Eastern Time on or before November 21, 2016, or as soon thereafter as is practicable.

In so doing, the Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Sam Talari

Sam Talari, CEO

CB Scientific, Inc.

10901 ROOSEVELT BLVD, BLDG. C, SUITE 1000, SAINT PETERSBURG, FL 33716 ● (727) 474-1810 ● CBSCIENTIFIC.COM